United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __	No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6k dated August 18, 2003

2.	Press Release dated August 18, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated : August 18, 2003

For ICICI Bank Limited

By	:	/s/ Jyotin Mehta
Name	:	Jyotin Mehta
Title	:	General Manager & Company Secretary

ICICI Bank Limited. ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release 2003	August 18,

FIRST BOND ISSUE IN THE CURRENT FISCAL BY ICICI BANK OPENS ON AUGUST 22, 2003

Public Issue of ICICI Bank Bonds – August 2003
Under the Umbrella Prospectus approved by the Securities and Exchange Board of India (SEBI), ICICI Bank is coming out with the fourth (first in the current fiscal) public offering of Unsecured Redeemable Bonds in the nature of Debentures aggregating Rs. 300 crore with a right to retain oversubscription of up to Rs. 300 crore (“ICICI Bank Bonds –August 2003”). The issue will open for subscription on August 22, 2003 and will close on September 9, 2003.

Two premier credit rating agencies have assigned AAA ratings for the bonds: - “LAAA” by ICRA and “CARE AAA” by CARE. The ratings signify highest safety with regard to timely payment of principal and interest.

The Issue offers various options under two types of bonds – Tax Saving Bond and Regular Income Bond.

NRIs/OCBs are also eligible to invest in these bonds on both repatriable and non-repatriable basis.

1.     Tax Saving Bond
The investor may choose any of the following options in respect of the Tax Saving Bond:
	I	II	III	IV
Tax Benefit Available	Sec 88	Sec 88	Sec 88	Sec 88
Issue Price (Rs.)	5000/-	5000/-	5000/-	5000/-
Redemption Period	3 years	3 years 4 months	5 years	5 years 4 months
Face Value	5000/-	6025/-	5000/-	6750/-
Interest Rate (%) p.a.*	5.75	Deep Discount Bond	5.75	Deep Discount Bond
Frequency of interest payment	Annual	N.A.	Annual	N.A.
YTM (%)*# $ (with tax benefits)	12.0	11.0	9.7	9.1
Minimum Application	1 Bond	1 Bond	1 Bond	1 Bond
Maximum Application	20 Bonds	20 Bonds	20 Bonds	20 Bonds
Status	Senior Debt	Senior Debt	Senior Debt	Senior Debt
*	Subject to TDS as per the then prevailing tax laws
#	Rounded off to the nearest multiple of 0.1

ICICI Bank Limited. ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

$ The yield has been calculated assuming that a tax rebate of 15% is available to the eligible investors and that no surcharge is payable in case of all the options.

Full and firm allotment is assured for all valid applications for the Tax Saving Bond.

As per the Finance Act 2002, the maximum limit for taking benefit of the rebate under Section 88 of the Income Tax Act is fixed at Rs. 1,00,000/-. Out of this, Rs. 30,000/- can be invested only in such eligible issue of capital, the proceeds of which are to be utilised in infrastructure projects.

Tax Saving Bonds offered by ICICI Bank is one such eligible investment for this purpose.

This means that out of the overall limit of Rs. 1,00,000/-, Rs. 30,000/- can be invested only in such issues. Further to the Rs. 30,000/- one can also invest the balance Rs. 70,000/- in these Bonds to avail the benefit under Section 88. Thus it may be noted that the investors may put the entire amount of Rs. 1,00,000/- in these bonds for taking benefit of rebate under section 88.

Option III & IV of the Tax Saving Bond is designed to serve the dual purpose of tax benefit as well as Investment. The tenure of the bond is 5 years & 5 years 4 months and offers a good yield of 9.7% & 9.1%, respectively including tax benefits.

2.	REGULAR INCOME BOND

Issue Price (Rs.)	5000/-
Redemption Period	7 years
Face Value	5000/-
Interest Rate (%) p.a.*	6.00
Frequency of interest payment	Annual
YTM(%) p.a. *#	6.0
Minimum Application	4 Bonds
*	Subject to TDS as per the then prevailing tax laws
#	Rounded off to the nearest multiple of 0.1

Under the Regular Income Bond, an investor can invest for 7 years and earn regular income on an annual basis.

All the Bonds are available in Demat mode too.

ICICI Bank Limited. ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For the investors who are investing for long term, holding the investment has been made more convenient as the same can now be held in dematerialized mode. All the Bonds will be listed on Vadodara Stock Exchange (VSE), Stock Exchange Mumbai (BSE) and National Stock Exchange (NSE), and are freely transferable before maturity.

The ICICI Bank Bonds – August 2003 issue provides the investors another opportunity to save at market interest rates and offers various redemption periods and options to choose from. The investor can opt for regular income or invest in the Tax Saving Bond to help him plan his taxes. ICICI Bank Bonds - August 2003 is the first Infrastructure Bond offering in the current fiscal to offer tax benefits under Section 88.

Disclaimer:

Except for the historical information contained herein, statement in this release which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future"”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions may constitute “forward-looking statement”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Bank Limited with the Securities and Exchange Commission of the United States. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further Press queries please contact Madhvendra Das at (+9122) - 2653 8252 or email: madhvendra.das@icicibank.com.

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